EXHIBIT 99.3

Press Release

France: Total wins 50 MW of projects in latest national solar tender – close to 400 MW of projects awarded over past 18 months

Paris, March 08, 2021 – Total, through Total Quadran, its renewable energy subsidiary in France, was awarded 50 megawatts (MW) of solar projects in the ninth round of the CRE 4 (French Energy Regulatory Commission) tender.

Total thus confirms its position as number 1 in solar development in France with close to 400 MW, the largest volume awarded over the last 18 months.

Most of the awarded sites will be developed on repurposed sites and will allow to redesign former industrial sites.

Total Quadran will ensure the construction, operation and commissioning of these projects by 2022.

"Total once again confirms its commitment to developing renewable energies in France. We are proud, through our participation in the French Energy Regulatory Commission’s calls for tenders, to participate in the transformation of the French energy landscape” said Julien Pouget, Senior Vice President Renewables of Total.

Total, renewables and electricity

As part of its ambition to get to net zero by 2050, Total is building a portfolio of activities in renewables and electricity that should account for up to 40 % of its sales by 2050. At the end of 2020, Total's gross power generation capacity worldwide was around 12 GW, including 7 GW of renewable energy. Total will continue to expand this business to reach 100 GW of gross production capacity from renewable sources by 2030 with the objective of being among the world's top 5 in renewable energies.

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About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

About Total Quadran

Total Quadran, a pioneer of renewable energies in France, develops, builds and operates renewable electricity generation resources (wind, photovoltaic, hydro and biogas). Total Quadran operates over 300 renewable energy plants in France totaling nearly 900 MW, generating 1,675 GWh of renewable electricity per year. This is the equivalent of the annual consumption of nearly 1,5 million people and annual savings of nearly 560,000 tons of CO2 emissions.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Total Quadran Contact

Communication : +33 4 67 32 63 35 | elodie.billerey@total-quadran.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.